UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 18, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Appoints Carlos Santos as Chief Financial Officer

On August 18, 2025, Legend Biotech Corporation announced the appointment of Carlos Santos as the Company’s Chief Financial Officer (“CFO”).  Mr. Santos will also serve as the Company’s principal financial officer and principal accounting officer, each effective as of August 18, 2025. Mr. Santos assumes the role from Jessie Yeung, who has served as the interim CFO since January 2025.

Prior to joining Legend Biotech, Mr. Santos was CFO for US Oncology at AstraZeneca. During his decade-long tenure at AstraZeneca, he also served as the Acting Area Vice President for Latin America (LATAM) and the Area CFO for LATAM. He also spent 6 years at Alcon, a division of Novartis, where he held CFO roles for European markets and Brazil. For nearly a decade, Mr. Santos held financial leadership positions at Intel Corporation in Europe and Latin America. Mr. Santos earned his MBA in Corporate Finance from the University of Bristol in the United Kingdom.

There is no arrangement or understanding between Mr. Santos and any other person pursuant to which he was selected as an officer of the Company. There are no related party transactions between Mr. Santos and the Company that would require disclosure, and there is no family relationship between Mr. Santos and any of the Company’s directors or other executive officers.

The press release announcing the appointment of Mr. Santos as CFO is attached to this Form 6-K as Exhibit 99.1.

Employment Agreement with Chief Financial Officer

In connection with Mr. Santos’s appointment as CFO, he entered into an employment agreement (the “Employment Agreement”) with the Company setting forth the terms of his employment, effective as of August 18, 2025.

Pursuant to the Employment Agreement, Mr. Santos’s annual base salary is $500,000 and Mr. Santos is eligible for a discretionary annual cash bonus with a target of 45% (the “CFO Annual Bonus”) of his then-current base salary (the “CFO Target Amount”). In addition, commencing in fiscal year 2026, Mr. Santos may be eligible to receive an annual equity grant of restricted stock units (“Annual RSUs”) with a grant date fair market value target anticipated to be at least $1 million, with the actual target amount to be determined by the compensation committee (the “Compensation Committee”) of the Company’s board of directors (the “Board”) in good faith. Mr. Santos’s eligibility for the CFO Annual Bonus of up to 45% of his base salary and the Annual RSUs will be based upon his performance, business conditions at Legend Biotech, and the terms of any applicable bonus plan and/or Restricted Share Plan and, to the extent required by the Compensation Committee or the Board, the achievement of performance targets as established by the Board or the Compensation Committee.

Pursuant to the terms of the Employment Agreement, Mr. Santos’s employment is at will and may be terminated at any time by the Company. If Mr. Santos’s employment is terminated without Cause (as defined in the Employment Agreement) or by Mr. Santos for Good Reason (as defined in the Employment Agreement) in either case not in connection with a Change in Control (as defined in the Employment Agreement), then Mr. Santos would be eligible to receive the following severance benefits, less applicable taxes withholdings (the “CFO Non-CIC Severance Benefits”):

  payment of Mr. Santos’s then-current base salary in accordance with normal payroll procedures for 12 months;
  payment of Mr. Santos’s annual bonus earned for the year prior to the year in which her termination occurs if unpaid as of the Date of Termination as defined in the Employment Agreement), calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Mr. Santos’s individual performance ratings over the two years prior to such performance year (the “CFO Prior Year Bonus”);
  a pro-rated portion of Mr. Santos’s Target Amount for the year in which the Date of Termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “CFO Pro Rata Bonus”);
  payment or reimbursement of continued health coverage for Mr. Santos and her dependents under COBRA for up to 12 months;
  with respect to equity awards granted to Mr. Santos, that portion of any equity awards held by Mr. Santos that would have vested during the 12-month period following Mr. Santos’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved; and
  the post-termination exercise period attributable to any stock options will extend to 12 months from Mr. Santos’s Date of Termination.

Under the Employment Agreement, if Mr. Santos’s employment is terminated by the Company without Cause or if Mr. Santos resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Mr. Santos would be entitled to the following severance benefits, less applicable tax withholding (the “CFO CIC Severance Benefits,” together with the Non-CIC Severance Benefits, the “CFO Severance Benefits”):

  payment of her then-current base salary in accordance with normal payroll procedures for 18 months;
  the CFO Prior Year Bonus if unpaid as of the Date of Termination;
  the CFO Pro Rata Bonus;
  payment of the CFO Target Amount for the year in which the Date of Termination occurs;
  payment or reimbursement of continued health coverage for Mr. Santos and her dependents under COBRA for up to 18 months;
  all equity awards held by Mr. Santos shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements; and
  if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended to 18 months from the Date of Termination.

Payment of the CFO Severance Benefits is subject to Mr. Santos signing and delivering to the Company a separation agreement containing a general release of claims in favor of the Company. Under the Employment Agreement, if Mr. Santos’s employment is terminated for Cause or Mr. Santos resigns without Good Reason, Mr. Santos will not receive any CFO Severance Benefits.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified by reference to the full text of each Employment Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2025.This report on Form 6-K, including Exhibit 99.1, is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Registration Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (Registration Nos. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated August 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: August 18, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer